

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 6, 2017

Via E-Mail
Thomas A. Szlosek
Senior Vice President and Chief Financial Officer
Honeywell International Inc.
115 Tabor Road
Morris Plains, NJ 07950

    Re: **Honeywell International Inc.**
           Form 10-K for the Fiscal Year Ended December 31, 2016
           Filed February 10, 2017
           File No. 1-8974

Dear Mr. Szlosek:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. In your letter to us dated January 8, 2015, you discussed contacts with Syria and Sudan. Honeywell Generators website lists a dealer in the United Arab Emirates and states that the countries covered by this dealer include Syria and Sudan. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. You do not provide disclosure about Syria or Sudan in your Form 10-K. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria or Sudan since your 2014 letter, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements. You should describe any services, technology, products, equipment or components you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those

countries or entities that they control. In this respect, we are aware of a recent news article reporting that the air forces of countries including Sudan have placed purchase orders for the KS-W jet trainer aircraft which are powered by a single turbofan engine designed and built by Honeywell Aerospace.

2. Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

3. Please tell us whether any contacts with Syria and Sudan you describe in response to the comments above involve dual use products and, if so, the nature of the dual uses.

Item 9B. Other Information

4. You state that you provide Section 13(r) information about Iran during the three months ended December 31, 2016, and that you previously disclosed in your periodic reports activities, transactions or dealings relating to Iran occurring in the first, second and third quarters of 2016. In future Annual Reports on From 10-K, please disclose all activities occurring during the period covered by the report as required by Section 13(r)(1) of the Securities Exchange Act of 1934.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Jeffrey Neuman, Vice President, Deputy General Counsel and Corporate Secretary
         Honeywell International Inc.

         Anne Parker
         Assistant Director